Mail Stop 03-06



May 9, 2005



Via Facsimile and U.S. Mail

Mr. Michael J. Schuh
Chief Financial Officer
Sonosite, Inc.
21919 30th Drive S.E.
Bothell, WA  98021

	Re:	Sonosite, Inc.
		Form 10-K for the year ended December 31, 2004
      File No. 000-23791


Dear Mr. Schuh:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Financial Statements

Notes to Consolidated Financial Statements - Page 47

Note 2.  Summary of Significant Accounting Policies - Page 47

-Revenue Recognition - Page 50

1. We note from your disclosure on pages 4 and 7 that you entered into arrangements to sell your products through distributors in 2004.
Tell us supplementally the nature and significant terms of these arrangements with distributors, including any post shipment obligations, acceptance provisions and return provisions that may exist and how you account for such obligations. Also, tell us supplementally if you grant price concessions to your distributions and if so, tell us how you account for price concessions. Please expand your policy for revenue recognition to include the accounting for distributor arrangements in future filings.

2. Please revise future filings to provide separate disclosure of revenues from sales of products and revenues from services and separate the related costs and expenses for products and services on your Statements of Operations. Alternatively, please explain why you do not believe this is required. Refer to the requirements of Rule
5-03(b)(1) and (2) of Regulation S-X.

3. We note your disclosure that your sales arrangements may
contain
multiple elements, consisting of hardware and software products.
We
also note that previously sales of Sitelink imaging software were less than 1% of sales and on page 25 you state that sales of SonoMetric software products since the acquisition have not been
significant.   Further, you state that revenue from the sale of
software related elements in the arrangements is recognized in accordance with SOP 97-2. Tell us supplementally if the software is
"incidental" to your product and therefore, not within the scope of
SOP 97-2. Explain to us why you believe the accounting for your sales arrangements with multiple elements is within the scope of SOP
97-2.

4. You state for transactions that have undelivered elements for which you have vendor specific objective evidence of the hardware and software products, revenue equal to the total fair value of the undelivered elements is deferred. Tell us supplementally how you determine the fair value on undelivered items for which you do not have vendor specific objective evidence and how revenue for these transactions would be recognized.




-Stock-based compensation - Page 51

5. We note you presented a pro forma adjustment of $8.8 million as additional income that you would have recognized if you had applied the fair value recognition provisions of SFAS 123 for stock compensation in fiscal 2004. Tell us supplementally and revise in future filings to clarify why you would have recognized additional income rather than expense related to these outstanding stock options under the fair value provisions of SFAS 123.

Note 12.  Income taxes - Page 60

6. We note that you eliminated the valuation allowance for deferred tax assets related to US operations in 2004 primarily as a result of current year earnings and your expectation of future profitability for US operations. Tell us supplementally and revise here and in MD&A in future filings to provide an enhanced discussion of the reasons why you believe at this time that realization of the deferred tax assets is more likely than not given your lack of history of profitability. Refer to the guidance provided in paragraphs 20-25 of
SFAS 109.

7. Provide to us supplementally and revise future filings to disclose the following information in your notes to the financial statements for all periods presented:
* The separate components of income (loss) before income tax expense
(benefit) as either domestic or foreign; and
* The amounts applicable to U.S. federal income taxes, foreign income taxes, and to other income taxes stated separately for each major component of income tax expense, current and deferred.
      Refer to the guidance in Rule 4-08(h) of Regulation S-X.

Item 9A.  Controls and Procedures - Page 67

-(a) Evaluation of disclosure controls and procedures - Page 67

8. We note your statement that your chief executive officer and your chief financial officer "have concluded that our disclosure controls and procedures were not adequate to ensure that the information required to be disclosed by us in reports we file or submit under the
Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are not effective. Please revise in future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.



9. Further to the above, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. If you elect to include any language following your conclusion, please ensure that the language is fully consistent with the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act.

-(c) Changes in internal control over financial reporting - Page
68

10. We note your disclosure that you have made "no significant changes in the Company`s internal control over financial reporting
...." Please revise your disclosure in future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-K.

11. We note your disclosure that in connection with the implementation of the provisions of Section 404 of Sarbanes-Oxley that you made various improvements to your system of internal control as well as strengthening the income tax provision review control procedures. Tell us supplementally and revise in future filings to disclose the specific steps you have taken to remediate the material weakness identified related to your income tax calculations. For instance, please specifically discuss the areas of improvements that you have made to strengthen your income tax provision review control procedures. Include discussions of when you expect all improvements and corrective actions will be implemented and what actions you are taking in the interim to mitigate the weaknesses in the controls.

 					*    *    *    *



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496 or me at (202) 942-7903 if you have questions regarding these comments.



							Sincerely,



      Michele Gohlke
							Branch Chief


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Mr. Michael J. Schuh
Sonosite, Inc.
May 6, 2005
Page 1